UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

MDJM LTD Receives Nasdaq Hearings Panel Decision

As previously disclosed, on April 23, 2025, MDJM LTD, a Cayman Islands company (the “Company”), received a determination letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) regarding the Company’s failure to regain compliance with the minimum bid price of $1.00 per share requirement for continued listing on The Nasdaq Capital Market (the “Bid Price Rule”). On June 3, 2025, the Company attended a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the delisting determination.

On June 10, 2025, the Company received a notice from Nasdaq, notifying the Company that the Panel had determined to grant an exception to the Company to complete its bid price compliance plan, subject to the following:

1. On or about June 17, 2025, the Company shall demonstrate compliance with the Bid Price Rule; and

2. Should the Company fail to maintain compliance with any Nasdaq listing rule prior to October 20, 2025, the Panel would permit the Company to provide a written statement within seven days of the deficiency notification regarding such matter. The Panel will then consider whether it is willing to grant an additional exception to cure the new listing deficiency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: June 17, 2025	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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